Exhibit 99.1

Fortuna announces release dates of 2016 year end and first quarter 2017 financial results; Confirms AGM date

Vancouver, May 9, 2017 — Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today announces that it will release its financial statements and MD&A for 2016 year end and for the first quarter of 2017 after the market closes on Monday, May 15, 2017 and Wednesday, May 24, 2017, respectively. The Company also confirms that its 2017 annual general meeting will be held on Wednesday, July 5, 2017.

As previously announced, Fortuna is delayed in filing its annual audited financial statements and related MD&A for the year ended December 31, 2016, the related Chief Executive Officer and Chief Financial Officer certificates, and its annual information form for the year ended December 31, 2016 (collectively, the “Annual Financial Documents”) due to a review by the Securities and Exchange Commission (“SEC”) of the Company’s use of inferred resources for the calculation of depletion expense in its audited financial statements contained in the Annual Report on Form 40-F for the year ended December 31, 2015. In connection with the delayed filing of the Annual Financial Documents, the Company applied for and received a management cease trade order (“MCTO”) from the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities (collectively, the “Securities Regulators”). The MCTO prohibits certain executive officers of the Company from trading in securities of the Company until the Company completes the required filing of the Annual Financial Documents as well as its interim financial documents for the first quarter of 2017, and the regulator revokes the MCTO.

The Company reports today that it has agreed verbally with the staff of the SEC on the extent and content of the Company’s required additional disclosure regarding the calculation of depletion expense using inferred resources (see Fortuna news release dated May 1, 2017). A formal closure of the inquiry process by the SEC is expected to follow after the filing of the Annual Financial Documents.

Conference call to review 2016 yearend financial and operational results

A conference call to discuss 2016 yearend financial and operational results will be held on Tuesday, May 16, 2017 at 9:00 a.m. Pacific | 12:00 p.m. Eastern. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=175945 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:	Tuesday, May 16, 2017
Time:	9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.866.682.6100

Dial in number (International): +1.862.255.5401

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 10388

Playback of the conference call will be available until May 30, 2017 at 11:59 p.m. Eastern. Playback of the webcast will be available until August 16, 2017. In addition, a transcript of the call will be archived in the company’s website: https://www.fortunasilver.com/investors/financials/2016/.

Conference call to review first quarter 2017 financial and operational results

A conference call to discuss first quarter 2017 financial and operational results will be held on Thursday, May 25, 2017 at 9:00 a.m. Pacific | 12:00 p.m. Eastern. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=175946 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:	Thursday, May 25, 2017
Time:	9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.866.682.6100

Dial in number (International): +1.862.255.5401

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 10389

Playback of the conference call will be available until June 8, 2017 at 11:59 p.m. Eastern. Playback of the webcast will be available until August 25, 2017. In addition, a transcript of the call will be archived in the company’s website: https://www.fortunasilver.com/investors/financials/2017/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer focused on mining opportunities in Latin America. The Company’s primary assets are the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold project in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the finalization and filing of the Company’s Annual Financial Documents and interim financial documents, the MCTO issued by the Securities Regulators, the anticipated completion of the SEC review process, and the date of the Company’s AGM. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Fortuna believes that the assumptions and expectations reflected in the Forward looking Statements in this news release are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward looking Statements should not be unduly relied upon. These Forward looking Statements speak only as of the date of this news release, and Fortuna will not necessarily update these statements unless required to do so by securities laws.

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